Shanda Appoints Daniel Zhang as Chief Financial Officer

Shanghai, China – May 1, 2006 – Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, today reported that Shujun Li will resign as Senior Vice President and Chief Financial Officer of the Company, effective June 30, 2006, to pursue other opportunities of personal interests. He will continue as a member of the Board of Directors. Shanda has promoted Daniel Zhang, the Company’s Financial Controller, to the CFO position effective upon Mr. Li’s departure.

Mr. Li has been with Shanda since March 2002 in several functions including director of investment and overseas business and vice president of the company. He was appointed Chief Financial Officer in November 2003 and led the Company’s May 2004 initial public offering. He was appointed to the Board of Directors in May 2005.

“Shujun has played an important role in the early development of Shanda, including our IPO and subsequent capital markets and transaction activities, and we wish him great success as he pursues new challenges,” said Tianqiao Chen, Shanda’s Chairman and CEO. “We thank him for his contributions as CFO. While we will miss him, we are delighted that he will continue to serve us in his capacity as a Board Director. ”

Commenting on Daniel Zhang’s promotion, Tianqiao Chen added, “As part of management succession plan, we are very lucky to have found Daniel, who has been adding tremendous value and started to assume more and more CFO responsibilities during the past seven months. As Daniel steps up as our next CFO, I believe his extensive experience in SEC reporting, finance and accounting will further help Shanda in the area of financial reporting and internal controls.”

“Working with Shanda has been an outstanding experience and it is a company with great assets today and greater potential for the future. The Chinese media and technology marketplace is at an exciting stage, I look forward to continue working with Shanda for its continuing success as a Board Director and believe that Daniel Zhang will make a terrific CFO.” said Shujun Li, Chief Financial Officer of Shanda.

Daniel Zhang joined Shanda in September 2005 as Financial Controller. Prior to joining Shanda, he spent over ten years at major accounting firms, most recently as a senior manager at PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai, China from 2002 to 2005. Prior to PricewaterhouseCoopers, he served for seven years with Arthur Andersen, departing as an audit manager of the firm’s Shanghai office. Mr. Zhang holds a bachelor’s degree in Finance from Shanghai University of Finance and Economics.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary and music content. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

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CONTACT:

Shanda Interactive Entertainment Limited

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
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212-986-6667